acheng@gibsondunn.com

September 8, 2005

VIA EDGAR

(213) 229-7684	C 41731-00005

(213) 229-6684

Linda Cvrkel

Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:                              Herbst Gaming, Inc.

Form 10-K for the year ended December 31, 2004

Form 10-QSB for the periods ended March 31, 2005 and June 30, 2005

Form 8-K/A dated April 15, 2005

Commission File Number: 333-71094

Dear Ms. Cvrkel:

On behalf of Herbst Gaming, Inc. (the “Company”), this letter responds to your letter dated August 29, 2005, regarding the above-referenced filings (the “Comment Letter”).  This letter sets forth the Company’s proposed responses to each of your comments, which we are forwarding to you for your consideration prior to any additional filing by the Company.

Each of your comments from the Comment Letter is set forth below, followed by the Company’s related response.  For the Staff’s convenience, the Company has also taken the liberty of including as Exhibit A a copy of the pro forma financial statements which reflect revisions made in response to the Staff’s comments.  These pro forma financial statements are marked to show sections that have changed from the previous response letter sent to the Staff.

Form 8-K/A dated April 15, 2005

Unaudited Pro Forma Condensed Combined Statement of Operations

1.                                      We note from your revised disclosures to the pro forma statement of operations that you have adjusted interest expense and loan fee amortization for both the interest expense and loan fee amortization on the additional debt related to the financing of the acquisition and the net change in interest expense as a result of debt refinancing in 2004.  Please revise the pro forma adjustments to exclude any amounts that are based on debt refinanced in 2004 that was not a direct part of the funding for the Grace acquisition.  Note that the pro forma adjustments should include only those that are directly attributable to the acquisition transaction as required by Rule 11-02(b)(6) of
Regulation S-X.

The Company notes the Staff’s comment and has revised the pro forma statement of operations to remove the column entitled “Refinancing Adjustments”, the result of which is to exclude any adjustments made as a result of the Company’s debt refinancing in 2004.  Please see the Company’s revised pro forma statement of operations included in the attached Exhibit A.

2.                                      Additionally, we believe that the current disclosures in both the Form 10-KSB and Form 8-K are unclear as to the sources of the debt that make up the disclosed amount of $276,800 total debt incurred in the Grace acquisition.  For example, although Note 2 to the Form 10-KSB states that the company used proceeds from a $170.0 million 7% senior subordinated notes offering along with borrowings under its amended and restated credit facility to fund the purchase price of the Grace acquisition, page 30 of the MD&A section states that during the first two months of 2005, the company utilized the proceeds of the $100.0 million term loan and a draw down on its revolving credit facility to pay the purchase price for the Grace Acquisition.  Also, adjustment 3 to the pro forma balance sheet in the Form 8-K states that the funding for the acquisition consisted of $90,800 of debt incurred prior to December 31, 2004 and $186,000 of debt incurred subsequent to December 31.  For each amount of debt that was used to fund the Grace acquisition, please tell us the amount and issue date of the debt.  In future filings, please revise your disclosures to clarify each source of debt that provided the funds for the Grace acquisition.

On November 24, 2004, the Company received net proceeds of approximately $165.0 million from its issuance of $170.0 million 7% senior subordinated notes due 2014.  As the Grace Acquisition did not close in fiscal 2004, the Company used approximately $74.2 million from the proceeds of its 7% senior subordinated note offering to repay all borrowings under its revolving credit facility, leaving it with $90.8 million in remaining cash proceeds at December 31, 2004.  On February 2, 2005, the Company used this $90.8 million in cash, and drew down a $100.0 million term loan and $86.0 million in revolving loans under its credit facility to consummate the Grace Acquisition.  Of the $86.0 million revolving borrowing, $74.2 million was used to reborrow revolving credit facility borrowings repaid with the proceeds of the 7% senior subordinated note offering and $11.8 million was used in connection with the Grace Acquisition.  As a result, the $276.8 million of total debt incurred by the Company pursuant to

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the Grace Acquisition consisted of $165.0 million in proceeds from its 7% senior subordinated notes, a $100.0 million term loan and a borrowing of $11.8 million under its revolving credit facility.

In response to your comment, the Company has revised footnote 3 of the pro forma balance sheet.  Please see the attached Exhibit A.  In future filings, the Company will clarify each source of debt that provided funds for the Grace Acquisition.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2005

Condensed Consolidated Balance Sheets

3.                                      In future filings, please revise to provide separate disclosure of goodwill recognized in your consolidated balance sheets.  Refer to the requirements of paragraph 43 of SFAS No. 142.

The Company notes the Staff’s comment and will provide separate disclosure of goodwill in its consolidated balance sheets in its future filings.

Note 7. Commitment and Contingencies

4.                                      We note the disclosure in Note 7 indicating that the Company assumed two lease agreements in connection with the Grace acquisition.  Please tell us and clarify in the notes to the financial statements in future filings, whether any portion of the purchase price paid in connection with the acquisition was allocated to the lease arrangements acquired.  If no lease related assets or liabilities were recognized, please explain why.  In addition, if assets or liabilities were recognized in connection with the acquired leasing arrangements, please indicate the periods over which these items are being amortized.  Your response and your revised disclosure should clearly indicate whether any expected renewal or extension periods were considered in determining the amortization period used.  Additionally, if renewal or extension periods were included in determining the appropriate amortization period, explain why you believe this treatment is appropriate.  We may have further comment upon receipt of your response.

A third-party valuation firm has been engaged by the Company to value the assets acquired in the Grace Acquisition in February 2005 and to assist in the allocation of the purchase price paid.  As the Company disclosed in Note 2 of its Form 10-Q for each of the periods ended March 31, 2005 and June 30, 2005, this valuation and allocation process is not yet complete.  These tasks include the identification and valuation of any intangible assets acquired.  The Company expects this valuation and allocation process to be completed before the end of the year.  Because this valuation process has not been completed, no portion of the purchase price paid in connection with the Grace Acquisition has been allocated to the acquired leases.  As the determination of the values of the leases acquired pursuant to the Grace Acquisition is not yet complete, the Company has not amortized the value of such leases and will not begin to do so until the valuation of such leases is complete and to the extent that such leases have value.  Moreover, the leases in question are not significant and it is unlikely that such leases will significantly impact the results of the purchase price allocation.

The Company will make all disclosures in its annual financial statements pursuant to paragraph 51 of SFAS No. 141.

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In connection with these comments, attached to this letter as Exhibit B is an acknowledgment of the Company.

We appreciate the Staff’s responsiveness with respect to the Company’s proposals and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (213) 229-7684.

Sincerely,

/s/ Andrew W. Cheng

Andrew W. Cheng

AWC/dt

cc:                                 Claire Erlanger, Securities and Exchange Commission (copy contained herewith)

Mary E. Higgins, Herbst Gaming, Inc. (via electronic mail)

Michael Clark, Herbst Gaming, Inc. (via electronic mail)

Wade C. McKnight, Deloitte & Touche LLP (via electronic mail)

Ryan T. Miller, Deloitte & Touche LLP (via electronic mail)

Peter Ziegler, Gibson, Dunn & Crutcher LLP (via electronic mail)

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EXHIBIT A

Revised pro forma financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial data presented below is derived from the historical consolidated financial statements of the Company and the historical financial statements of Mark Twain Casino, L.L.C., St. Joseph Riverboat Partners and Southern Iowa Gaming Company and its subsidiary (the former owners of Mark Twain, St. Jo and Lakeside Iowa, respectively), which are included in this report. The unaudited pro forma condensed combined balance sheet information is presented on an as adjusted basis as if the borrowings under the Company’s amended credit facility in respect of the Grace Acquisition and the Grace Acquisition had occurred on December 31, 2004. The unaudited pro forma condensed combined statements of operations information is presented on an as adjusted basis as if the borrowings under the Company’s amended credit facility in respect of the Grace Acquisition and Grace Acquisition had occurred on January 1, 2004. The Company believes this information is important in evaluating the future operations and impact of the Grace Acquisition and the borrowings under the amended credit facility in respect of the Grace Acquisition.

The unaudited pro forma condensed combined financial statements contained in this report use the purchase method of accounting, with the Company treated as the acquirer. The amended purchase price for the Grace Acquisition was approximately $266.8 million. The pro forma adjustments are based on currently available information and upon assumptions that the Company believes are reasonable under the circumstances. A final determination of the allocation of the purchase price to the assets acquired and the liabilities assumed has not been made, and the allocation reflected in the unaudited pro forma condensed combined financial statements should be considered preliminary and is subject to the completion of a more comprehensive valuation of the assets acquired and liabilities assumed. The final allocation of purchase price could differ from the pro forma allocation included herein. Amounts preliminarily allocated to intangible assets may change significantly, and amortization methods and useful lives may differ from the assumptions that we used in this unaudited pro forma condensed combined financial information, any of which could result in a material change in depreciation and amortization expense.

You should read the following pro forma statements in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes contained in the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986. Under those provisions, the owners of the Company pay income taxes on its taxable income. Accordingly, a provision for income taxes is not included in the Company’s financial data.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only. They do not purport to represent what the results of operations and financial position of the Company would have been had the Grace Acquisition and related transactions actually occurred as of the dates indicated, and they do not purport to project or predict the future results of operations or financial position of the Company.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

	Herbst Gaming, Inc. Historical	Mark Twain Casino, L.L.C. Historical	St. Joseph Riverboat Partners Historical	Southern Iowa Gaming Company Historical	Grace Acquisition Adjustments		Pro Forma As Adjusted
				(in thousands)
Revenues
Route operations	$293,244	$—	$—	$—	$—		$293,244
Casino operations	91,254	28,525	25,689	63,293	—		208,761
Other	3,628	43	335	300	—		4,306

Total revenues	388,126	28,568	26,024	63,593	—		506,311
Less promotional allowances	(12,514)	(634)	(466)	(1,433)	—		(15,047)

Net revenues	375,612	27,934	25,558	62,160	—		491,264

Costs and expenses
Route operations	227,929	—	—	—	—		227,929
Casino operations	56,331	16,729 (5)	16,525 (5)	38,622 (5)	—		128,207
General and administrative	14,366	2,495	2,068	1,628	(2,327	)(1)	18,230
Depreciation and amortization	26,667	1,788	1,492	2,822	320	(2)	33,089
Loss on lease termination	600	—	—	—	—		600

Total costs and expenses	325,893	21,012	20,085	43,072	(2,007)		408,055

Income from operations	49,719	6,922	5,473	19,088	2,007		83,209

Other income (expenses)
Interest expense, net of capitalized interest	(20,849)	(455)	(82)	(957)	(15,630	)(3)	(37,973)
Interest income	353	22	28	98	(148	)(4)	353
Use tax settlement	—	—	—	300	(300	)(6)	—
Loss on early retirement of debt	(37,991)	—	—	—	—		(37,991)

Total other income (expense)	(58,487)	(433)	(54)	(559)	(16,078)		75,611

Net income (loss)	$(8,768)	$6,489	$5,419	$18,529	$(14,071)		$7,598

(1)          Represents the elimination of $1,628 in management fees expensed at Southern Iowa Gaming Company and $699 in management fees expensed at Mark Twain Casino, L.L.C. Since the acquisition is an asset purchase, Herbst Gaming, Inc. will not be assuming any of the overhead costs of the parent and does not believe there will be material additional corporate overhead costs incurred in connection with the acquired assets.

(2)          Represents the elimination of $89 in amortization that was included in the expenses of Southern Iowa Gaming Company, $362 included in amortization of Mark Twain Casino, L.L.C. and $9 included in amortization of St. Joseph Riverboat Partners. None of these loan amortization costs will be assumed by Herbst Gaming, Inc. Reflects estimated amortization of $780 on loan fees related to the acquisition. Loan fees were amortized over the life of the corresponding loan, which is not materially different from the effective interest method. The estimated aggregate loan fees were $5,600 with an average life of the loans of 7.2 years.

(3)          Represents the elimination of $957 in interest expense that was included in the expenses of Southern Iowa Gaming Company, $455 included in the interest expenses of Mark Twain Casino, L.L.C. and $82 included in the interest expenses of St. Joseph Riverboat Partners. Since the acquisition is an asset purchase, Herbst Gaming, Inc. will not be assuming any of the interest bearing debts of these entities. Total debt incurred in connection with the Grace Acquisition was $276,800. Reflects estimated interest expense of $17,124 on the additional debt related to the financing of the acquisition, assuming an average interest rate of 6.20%.

(4)          Represents the elimination of interest income on idle cash of $98 from Southern Iowa Gaming Company, $22 from Mark Twain Casino, L.L.C. and $28 from St. Joseph Riverboat Partners, which is excluded from acquired assets.

(5)    Casino operating costs and expenses combine both departmental and cost of goods sold expenses for all three acquired entities.

(6)    Represents a tax settlement at Southern Iowa Gaming Company not included in the operations acquired by Herbst Gaming, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2004

	Herbst Gaming, Inc. Historical	Mark Twain Casino, L.L.C. Historical	St. Joseph Riverboat Partners Historical	Southern Iowa Gaming Company Historical	Grace Acquisition Excluded Assets and Liabilities	Grace Acquisition Adjustments(1)		Pro Forma As Adjusted
	(in thousands)
Assets
Current Assets
Cash and cash equivalents	$138,172	$4,021	$4,554	$10,639	$(11,988)	$(90,800	)(3)	$54,598
Accounts receivable, net	1,281	14	636	178	(828)	—		1,281
Notes and loans receivable	411	—	—	—	—	—		411
Prepaid expenses and other	5,182	394	200	491	(1,085)	—		5,182
Inventory	1,080	63	104	133	—	—		1,380

Total current assets	146,126	4,492	5,494	11,441	(13,901)	(90,800)		62,852
Property and equipment, net	107,205	12,006	14,105	36,557	(215)	—		169,658
Lease acquisition costs, net	51,394	—	—	—	—	—		51,394
Goodwill and other intangible assets	—	—	5,460	—	(5,460)	208,547	(4)	208,547
Due from related parties	161	—	—	—	—	—		161
Other assets, net	13,545	—	—	—	—	—		13,545

Total assets	$318,431	$16,498	$25,059	$47,998	$(19,576)	$117,747		$506,157

Liabilities and stockholders’ equity (deficiency)
Current liabilities
Current portion of long-term debt	$154	$—	$—	$15,600	$(15,600)	$1,000	(3)	$1,154
Accounts payable	5,733	576	371	1,080	(2,027)	—		5,733
Accrued expenses	8,896	1,050	1,096	2,586	(3,006)	—		10,622
Due to related parties	36	—	—	—	—	—		36

Total current liabilities	14,819	1,626	1,467	19,266	(20,633)	1,000		17,545

Long-term debt, less current portion	333,258	—	—	—	—	185,000	(3)	518,258
Other liabilities	1,118	—	—	163	(163)	—		1,118
Stockholders’ equity (deficiency)
Common stock (no par value; 2,500 shares authorized; 300 shares issued and outstanding)	2,368	—	—	10,000	(10,000)	—		2,368
(Accumulated deficit) retained earnings	(34,763)	14,872	23,592	18,569	(57,033)	—		(34,763)
Additional paid-in capital	1,631	—	—	—	—	—		1,631

Total stockholders’ equity	(30,764)	14,872	23,592	28,569	(67,033)	—		(30,764)

Total liabilities and stockholders’ equity (deficiency)	$318,431	$16,498	$25,059	$47,998	$(87,829)	$186,000	(3)	$506,157

(1)          The allocation of the purchase price, which is subject to change based upon completion of the valuation of the assets acquired and liabilities assumed as of the closing date of the acquisition, is as follows:

Estimated Fair Market Value of assets acquired (in thousands)

Cash	$7,226	(2)
Inventory	300
Property plant and equipment	62,453
Goodwill and other intangible assets	208,547

Estimated Fair Market Value of liabilities assumed (in thousands)

Accrued expenses	$(1,726	)(2)
Total Cash Purchase Price	276,800

The foregoing table reflects only adjustments due to the elimination of assets and liabilities not acquired or assumed in connection with the Grace Acquisition.  As of the date hereof, none of the adjustments in the foregoing table reflect adjustments related to purchase price adjustments to fair value.

(2)          Cash is adjusted for $11,988 in cash retained by Grace, $5,500 in cash on hand pursuant to the Grace asset purchase agreement and an amount equal to assumed liabilities for player’s club, progressive jackpots and outstanding chips and tokens. The liabilities assumed at Southern Iowa Gaming Co. were $793, at Mark Twain Casino, L.L.C. were $444 and at St. Joseph Riverboat Partners were $489. Cash is also adjusted for $90,800 used to consummate the Grace Acquisition (see footnote 3).

(3)          On November 24, 2004, Herbst Gaming, Inc. received net proceeds of approximately $165,000 from its issuance of $170,000 7% senior subordinated notes due 2014.  Approximately $74,200 from the proceeds of its 7% senior subordinated note offering was used to repay all borrowings under its revolving credit facility, leaving it with $90,800 in remaining cash proceeds at December 31, 2004.

On February 2, 2005, Herbst Gaming, Inc. used this $90,800 in cash, and drew down a $100,000 term loan and $86,000 million in revolving loans under its credit facility to consummate the Grace Acquisition.  Of the $86,000 revolving borrowing, $74,200 was used to reborrow revolving credit facility borrowings repaid with the proceeds of the 7% senior subordinated note offering and $11,800 million was used in connection with the Grace Acquisition.  As a result, the $276,800 of total debt incurred pursuant to the Grace Acquisition consisted of $165,000 in proceeds from the 7% senior subordinated notes, a $100,000 term loan and a borrowing of $11,800 under Herbst Gaming, Inc.’s revolving credit facility.

(4)          Includes the excess of the purchase price over the estimated fair value of assets and liabilities assumed.

Exhibit B

Acknowledgment of Company

In connection with the response to the letter of the Securities and Exchange Commission (the “Commission”) dated August 29, 2005 regarding the Form 10-K for the year ended December 31, 2004, the Form 10-Q for the periods ended March 31, 2005 and June 30, 2005 and the Form 8-K/A dated April 15, 2005, each of Herbst Gaming, Inc. (the “Company”), the undersigned, being the Chief Financial Officer of the Company, hereby acknowledges as follows:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                  Comments of the Commission’s staff (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mary E. Higgins
Name:	Mary E. Higgins
Title:	Chief Financial Officer